UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STRATEGIC HOTELS & RESORTS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

86272T106
(CUSIP Number)

SARAH K. LERCHS
THE WOODBRIDGE COMPANY LIMITED
65 QUEEN STREET WEST, SUITE 2400
TORONTO, ONTARIO M5H 2M8
CANADA
(416) 364-8700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons
THE WOODBRIDGE COMPANY LIMITED

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
15,200,0001

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
15,200,0001

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
15,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)
7.4%

14.	Type of Reporting Person
CO

1    The securities are held of record by TWCL US, Inc., a wholly owned subsidiary of The Woodbridge Company Limited.

Explanatory Note

The Schedule 13D filed on March 21, 2011 (the “Initial Schedule 13D”) on behalf of The Woodbridge Company Limited (“Woodbridge”) is hereby amended and supplemented as set forth below (“Amendment No. 1” and, together with the Initial Schedule 13D, the “Schedule 13D”). Information reported in the Initial Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment No. 1.

The shares of common stock (the “Common Shares”) of Strategic Hotels & Resorts, Inc. (“Strategic Hotels”) that are the subject matter of this Schedule 13D are beneficially owned by Woodbridge. Woodbridge indirectly owns the Common Shares through its wholly-owned subsidiary, TWCL US, Inc., which is an investment holding company.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Prior to his death in 2006, Kenneth R. Thomson controlled Woodbridge by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which The Bank of Nova Scotia Trust Company (the “Trust Company”) is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet. Under the Kenneth R. Thomson estate arrangements, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of assets by Woodbridge, the estate arrangements provide for approval of the Trust Company, as trustee, to be obtained. Given Woodbridge’s substantial other assets, no such approval would be required for a disposition of some or all of the Common Shares owned by Woodbridge and its subsidiary.

Item 2.  Identity and Background

The table setting forth certain information as to the executive officers and directors of Woodbridge in Item 2 of the Initial Schedule 13D is superseded by the following table setting forth certain information as to the executive officers and directors of Woodbridge:

Name	Business Address	Present Principal Occupation or Employment	Citizenship
David K.R. Thomson	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian
Peter J. Thomson	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director and Chairman of The Woodbridge Company Limited	Canadian
David W. Binet	65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8	Director, President and Chief Executive Officer of The Woodbridge Company Limited	Canadian

Item 4.  Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby amended to include the following:

On October 29, 2013, Woodbridge, on its own behalf and on behalf of its affiliates, agreed to waive permanently the appointment and nomination rights with respect to Strategic Hotel’s Board of Directors originally granted under the purchase and sale agreement, dated as of February 24, 2011, among certain subsidiaries of Woodbridge, Strategic Hotels and certain subsidiaries of Strategic Hotels.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)
The ownership percentages set forth herein are based on the 205,582,838 Common Shares outstanding as of November 11, 2013, as indicated in Strategic Hotels’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by Strategic Hotels on November 12, 2013.

Woodbridge is the beneficial owner of 15,200,000 Common Shares, representing approximately 7.4% of the outstanding Common Shares as of November 13, 2013. Woodbridge owns these Common Shares indirectly through its wholly-owned subsidiary, TWCL US, Inc. Woodbridge has voting and dispositive power over the Common Shares.

(c)
Except as reported on a Form 4 filed by Woodbridge on November 15, 2013, Woodbridge has not effected any transactions in the Common Shares during the past 60 days. As reported on the Form 4 filed by Woodbridge on November 15, 2013, on November 13, 2013, Woodbridge sold 8,000,000 Common Shares at $8.40 per share in an ordinary brokerage transaction.

To the knowledge of Woodbridge, none of the executive officers or directors of Woodbridge has effected any transactions in the Common Shares during the past 60 days.

(d)
Except as indicated in Item 2 of the Schedule 13D, no person is known to Woodbridge to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares beneficially owned by Woodbridge.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 20, 2013

THE WOODBRIDGE COMPANY LIMITED

By:	/s/ Sarah K. Lerchs
	Name:	Sarah K. Lerchs
	Title:	Vice President and General Counsel